                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: ORDERS FOR OVER 3 MILLION TERMINALS RECEIVED, OF THESE MORE THAN 1 MILLION UMTS/HI-SPEED

New offers and innovative handsets presented at the Paris dealer Convention

Telecom Italia world’s first launch of “SUPER SMS” for  mobile phones and computers

TIM eliminates top-up costs

Ultra high-speed 3.6 mbit/s mobile Internet launched

Rome, October 23, 2006 – Telecom Italia is the world’s first tlc company to roll out Super SMS, an instant messaging service that runs on both mobile phones and PCs. The announcement was made by the company at a convention of its sales force held in Paris, during which upcoming commercial offers and new cellphones were presented.

The dealer response to the new products was particularly significant, proof of the strong loyalty towards the company. At the end of the meeting, orders for over 3 million terminals were received, of which more than 1 million innovative UMTS/hi-speed handsets. It is a record result compared with previous meetings: in particular in the last 2 (October 2005, May 2006) orders received totaled 2.2 million and 2.5 million respectively. This important result strengthens Telecom Italia’s leadership on the domestic market of mobile phones sold directly by mobile telephony operators, reaching a market share of approximately 60%.

The new offers presented in Paris

Super SMS – a Telecom Italia world first – launch in November under the “Alice Messenger” brand name. The service works just like fixed-line instant messaging on PCs connected via dial-up or broadband. Just like on a PC, a notice pops up on the mobile phone screen to show when somebody on the user’s contact list comes online. Users can write messages and reply in real-time, rather than wait to send or receive e-mail messages.

The service is available to all customers with a PC who have an ALICE MAIL e-mail address, and to all TIM mobile phones. Super SMS is free of charge for the rest of the year.

From November, TIM is rolling out a range of new “Alice Messenger”-equipped mobile to foster rapid take-up of this new service. The phone display automatically shows when contacts come online and allow real-time text messaging. The initial array of super SMS-enabled phones on sale includes the Nokia 5300, Nokia 6151, Sony Ericsson 2610i and Sony Ericsson W300i. Existing phones may also be upgraded to “Alice Messenger” via free SMS messages directly sent by TIM to the phones of customers who request the new service. The software ensures message confidentiality by only allowing messages to be exchanged with people on the contact list.

Alice Messenger is a joint venture between TIM and the GSM Association, which brings together all mobile carriers and promotes the development of cross-platform instant messaging services for fixed-line and mobile phones.

TIM eliminates top-up charges

From today TIM launches a special offer for the ‘Tribu’ clients which eliminates top-up charges. After a one-off payment of 5 euro, customers can sign up for the new “TIM Tribù” option as part of a special free offer that runs until the end of the year. Under the offer, customers can use the entire top up amount to make calls and send text messages.

When customers activate the new “TIM Tribù” option and purchase a top-up they receive a voice and text message traffic bonus worth the amount of the top-up charge. For example, the usual 5 euro charge for a 50 euro top-up is converted into 5 euros worth of phone calls or text messages to all customers who have signed up to the same offer. The same applies to all top-up amounts and channels, including ATM or credit card payments. This new offer is a direct response to market demand for call cost rationalization and more transparent charges.

TIM was the first phone company in the world to launch recharge cards back in 1996. Now, TIM is the first company in Italy to launch a top-up system that gives customers the full value of the phone traffic they have purchased.

By the end of June 2006, TIM supplied 30.4 million mobile lines. The company continues to innovate the number of ways people can top up (through points of sale outlets and ATMs) around the clock and dispense top-ups of practically unlimited amounts.

TIM’s HI-Speed UMTS accelerates to 3.6 Mbit/s, twice as fast as the fastest speed currently available

TIM is the first mobile company in Italy to boost UMTS speeds to 3.6 Mbit/s, the highest mobile internet speed on the Italian market

This 3G network upgrade meets Telecom Italia’s previously-announced strategic and technological target. High speed UMTS has been rolled out in Italy’s largest cities in May 2006. Network coverage is being extended through the upgrade of UMTS antennas, and by the end of the year will reach an estimated 48% of the population.

High Speed UMTS allows Italian phone users to access multimedia content including films, music and sport, and download higher quality images than over current UMTS connections.

In November, TIM will start selling next-generation mobile phones and PC Cards capable of 3.6 Mbit/s connections to the web under the “TIM UMTS HI-Speed” brand. These handsets offer connection speeds that rival fixed-line broadband. The first products to go on sale include the Motorola V3xx, Brionvega N7100 (which also comes with DVB-H), and the Onda M1 HS PC Card. To these, three models Hi-Speed at 1.8 mega have been added: Samsung SGH-P930,  Samsung Ultra 12.9 Z630 and Samsung 11.8 Z620.

All TIM lines (residential and corporate) are automatically being upgraded to the higher speed. Customers do not need to exchange their SIM cards.

The new mobile handsets will go on sale at customer-friendly prices, starting from 99 euros on “Tutto Relax” packages which include free bonus internet traffic. Hi-Speed UMTS PC Cards will also be on sale under the Tutto Relax Internet promotion from 49 euros up with monthly installments inclusive of internet traffic.

Telecom Italia Group Press Office

Market Press Office

+39.06.3688.2610

www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investitori

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 23th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager